March 21, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVAX, Inc.
Offering Statement on Form 1-A/A
Filed March 11, 2024
File No. 024-12369

Ladies and Gentlemen:

On behalf of CANCERVAX, INC. (the “Company”), I hereby request qualification of the Company’s above referenced Offering Statement at 4:00pm Eastern Time, on Friday, March 22, 2024, or as soon thereafter as is practicable.

Very truly yours,

CANCERVAX, INC.

/s/ Byron Elton
Byron Elton, CEO